SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


---------------------------------------------------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 Amendment No. 1


                                   JALATE LTD.
                                (Name of issuer)


                                  COMMON STOCK
                         (Title of class of securities)


                                    470145103
                                 (CUSIP number)


                        DON A. SANDERS, 3100 CHASE TOWER
                       HOUSTON, TEXAS 77002 (713) 224-3100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 31, 1997
            (Date of event which requires filing of this st atement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

         Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP NO.       470145103
        ------------------


1    NAME OF REPORTING PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF ABOVE PERSON

         DON A SANDERS
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF  ,  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                        7         SOLE VOTING POWER
NUMBER OF
SHARES                            343,000
BENEFICIALLY            8         SHARED VOTING POWER
OWNED BY
EACH
REPORTING               9         SOLE DISPOSITIVE POWER
PERSON WITH                       343,000

                       10         SHARED DISPOSITIVE POWER
                                  37,500

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      380,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.18%
14    TYPE OF REPORTING PERSON*

      IN

ITEM 1.           SECURITY AND ISSUER

                  No material change to the original Schedule 13D filing to which this Amendment relates.

ITEM 2.           IDENTITY AND BACKGROUND

                  No material change to the original Schedule 13D filing to which this Amendment relates.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No material change to the original Schedule 13D filing to which this Amendment relates.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The securities of the Issuer were acquired by the Reporting Person and his Spouse ("Spouse") in open market transactions and privately negotiated transactions and for the Clients for investment purposes only. Sanders currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

                  Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association,
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The Reporting Person directly owns 343,000 shares (The "Reporting Person Shares") of Common Stock and has the shared power to dispose of or direct the disposition of 24,000 shares of Common Stock (the "Client Shares") of certain of the Reporting Person's clients (the "Clients) from whom the Reporting Person has been granted the right to dispose of or direct the disposition of the Client Shares. The Reporting Person's Spouse directly owns 13,500 shares of Common Stock ("Spousal Shares"). The Client Shares together with the Reporting Person Shares and the Spousal Shares represent an aggregate of 11.18% of the Common Stock.

                  The Reporting Person has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the Reporting Person Shares and the shared power to dispose of or to direct the disposition of the Client Shares.

                  The Reporting Person claims no beneficial ownership of dispositive powers with regard to the Spousal Shares.

                  The following table lists all of the Reporting Person's transactions involving Common Stock since the most recent filing of Schedule 13D:


Date          Number of Shares          Price per Share

12/31/97      50,400                         1.812

12/30/97      20,900                         2.000


                  The Reporting person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, 343,000 shares of Common Stock, while the applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

                  The Spouse has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of 13,500 shares of Common Stock.

            (e)   n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change to the original Schedule 13D filing to which this Amendment relates.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           No material change to the original Schedule 13D filing to which this Amendment relates.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated January 13, 1998

                                    /s/ Don A. Sanders
                                   ----------------------------
                                    Don A. Sanders